BRIDGEBIO PHARMA, INC.

421 Kipling Street

Palo Alto, CA 94301

VIA EDGAR

December 11, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Margaret Schwartz

RE:	BridgeBio Pharma, Inc. Registration Statement on Form S-4 File No. 333-249944 Request for Acceleration

Dear Ms. Schwartz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and in connection with the above captioned registration statement (the “Registration Statement”), BridgeBio Pharma, Inc. (the “Company”) hereby requests that the Registration Statement be declared effective on December 15, 2020 at 9:00 a.m., Eastern Time, or as soon as practicable thereafter.

Please contact Thomas Greenberg of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-7886 with any questions you may have concerning this letter, or if you require any additional information. The Company also requests that you please notify Mr. Greenberg by telephone when this request for acceleration of effectiveness of the Registration Statement has been granted.

Sincerely,

BRIDGEBIO PHARMA, INC.

By:	/s/ Tara Condon
Name:	Tara Condon
Title:	Vice President, Head of Legal Affairs

cc:	Thomas W. Greenberg, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Stephen F. Arcano, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP